CHINA AMERICA HOLDINGS, INC.
333 E. Huhua Road
Huating Economic & Development Area
Jiading District
Shanghai, China 201811

Telephone: 86-21-59974046

April 6, 2011

‘CORRESP’

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:              Pamela Long, Assistant Director
Chambre Malone, Staff Attorney

Re:          China America Holdings, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 11, 2011
File No. 000-53874

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated April 4, 2011 on the above-captioned preliminary proxy statement.  Following are the Company’s responses to such comments.

1.
We currently have an open review on the post-effective amendment filed on June 10, 2010 to File No. 333-146830.  It does not appear as though you have responded to comment two in our comment letter dated July 1, 2010 addressing certain matters pertaining to the above-referenced registration statement.  Please note that our review of your proxy statement will remain open until you resolve the outstanding comments on the post-effective amendment.

Response: The Company acknowledges the staff’s comment.  We have contemporaneously filed our response to the staff’s letter of comment dated July 1, 2010 on the post-effective amendment and await the staff’s comments on our preliminary proxy statement.

We trust the foregoing is fully responsive to the staff’s comments.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please copy any further correspondence to James M. Schneider, Esq., Schneider & Weinberger, LLP, counsel for the Company.  Mr. Schneider’s address is 2200 Corporate Boulevard, N.W., Suite 210, Boca Raton, Florida  33431, telephone 561.362.9595, email jim@swblaw.net.

Sincerely,

/s/ Shaoyin Wang
President

cc:           James M. Schneider, Esq.